Exhibit 2.2
EXECUTION COPY
Equity Purchase Agreement
     This Equity Purchase Agreement (this “Agreement”) is entered into on November 20, 2006, and is effective upon the Effective Date (as defined in the Recitals below) by and between GMAC LLC, a Delaware limited liability company (“GMAC”) and Residential Capital, LLC, a Delaware limited liability company (“ResCap”) (GMAC and ResCap, are referred to each individually as a “Party”, and collectively as the “Parties”).
RECITALS:
(A)	GMAC is currently the owner of 100% of the membership interests of IB Finance Holding Company, LLC (“IB Finance”), a Delaware limited liability company (the “IB Finance Equity”).

(B)	In or about November 2006, GMAC Bank, a subsidiary of ResCap, will transfer substantially all of its assets, liabilities, and businesses to GMAC Automotive Bank, a Utah industrial bank, pursuant to a Purchase and Assumption Agreement (the “PAA”). Following the Closing (as that term is defined in the PAA), GMAC will immediately thereafter contribute to IB Finance 100% of the common shares of GMAC Automotive Bank, pursuant to a Share Contribution Agreement (the “Share Contribution”). For purposes of this Agreement, the “Effective Date” shall be immediately following the consummation of the Share Contribution.

(C)	GMAC proposes to sell and assign to ResCap, and ResCap proposes to purchase from GMAC, an interest in the IB Finance Equity, provided that such interest will be non-voting and ResCap shall be subject to the terms and conditions set forth in the Limited Liability Company Agreement of IB Finance, dated November 20, 2006 (“IB Finance Operating Agreement”).
NOW THEREFORE, in consideration of the mutual promises contained herein, it is hereby agreed as follows:
Article 1. Purchase and Sale.
     A. Upon the terms and subject to the conditions set forth in this Agreement and the IB Finance Operating Agreement, on the Effective Date, GMAC shall sell, assign, and transfer to ResCap, and ResCap shall purchase from GMAC, non-voting limited liability company membership interests in IB Finance (the ''Purchased Interest’’). The purchase and sale shall be effectuated by execution of the Assignment of Membership Interests in the form attached to this Agreement as Exhibit A, and following the purchase and sale under this Article 1, ResCap shall have the rights and preferences with respect to the Purchased Interest as described in the IB Finance Operating Agreement.
     B. The purchase price for the Purchased Interest shall be an amount equal to the net book value of the assets acquired and liabilities assumed by GMAC Automotive Bank as determined pursuant to the terms of the PAA.
     C. After giving effect to the purchase and sale under this Article 1, ResCap shall, subject to the terms and conditions in the IB Finance Operating Agreement, become a member of IB Finance, and the Purchased Interest and voting interest in IB Finance retained by GMAC shall together constitute 100% of the membership interest in IB Finance.

Article 2. Representations and Warranties.
     A. Representations and Warranties of GMAC. GMAC represents and warrants to ResCap that, as of the Effective Date, (i) GMAC and IB Finance are each limited liability companies duly formed and validly existing under the laws of the State of Delaware; (ii) immediately prior to the purchase and sale of the Purchased Interest, GMAC owned 100% of the membership interests in IB Finance; and (iii) this Agreement has been duly authorized, executed, and delivered by GMAC and constitutes a valid and legally binding agreement of GMAC enforceable in accordance with its terms.
     B. Representations and Warranties of ResCap. ResCap represents and warrants to GMAC that, as of the Effective Date, (i) ResCap is a limited liability company duly formed and validly existing under the laws of the State of Delaware; and (ii) this Agreement has been duly authorized, executed, and delivered by ResCap and constitutes a valid and legally binding agreement of ResCap enforceable in accordance with its terms.
Article 3. Resale or Distribution. ResCap agrees that it is acquiring the Purchased Interest for investment purposes and not with a view to the resale or distribution thereof.
Article 4. Applicable Law. This Agreement and the transactions contemplated herein are governed by the laws of the State of Delaware, without reference to any choice of law provisions that would require application of another law.
Article 5. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter contemplated herein, and it supersedes all prior oral or written agreements, commitments or understandings with respect to the matter provided for herein.
Article 6. Counterparts. This Agreement may be executed in two or more counterparts, each of which is deemed to be an original, but all of which together constitute one and the same instrument.
IN WITNESS WHEREOF, GMAC and ResCap have executed this Agreement by their duly authorized representatives.
GMAC LLC

By:	/s/ Sanjiv Khattri

Name: Sanjiv Khattri
Title: Executive Vice President and Chief Financial Officer

RESIDENTIAL CAPITAL, LLC

By:	/s/ Bruce J. Paradis

Name: Bruce J. Paradis
Title: Chief Executive Officer

Exhibit A
Assignment of Membership Interests
For good and valuable consideration, receipt of which is hereby acknowledged, GMAC does hereby sell, assign, transfer, convey, grant, set over, release, deliver, and confirm the Purchased Interest (as defined in the Equity Purchase Agreement, dated November 20, 2006, between GMAC and ResCap (the “Equity Purchase Agreement”)) unto ResCap, its successors and assigns, free and clear of all encumbrances, and ResCap hereby accepts from GMAC the Purchased Interest and agrees to become a member of IB Finance Holding Company, LLC, subject to the terms and conditions of the Limited Liability Company Agreement of IB Finance Holding Company, LLC. This Assignment of Membership Interests is delivered pursuant to the Equity Purchase Agreement. GMAC and ResCap have caused this Assignment of Membership Interests to be duly executed as of the                                          day of                                         , 2006.
GMAC LLC

By:	/s/ Sanjiv Khattri

	Name:	Sanjiv Khattri
	Title:	Executive Vice President and Chief Financial Officer

RESIDENTIAL CAPITAL, LLC

By:	/s/ Bruce J. Paradis

Name: Bruce J. Paradis
Title: Chief Executive Officer